FIRST FINANCIAL BANKSHARES, INC.™
2025 ANNUAL REPORT

EXCELLENCE FROM WITHIN

Almost 23 years ago, I walked through the doors of First Financial Bank for the first time as an employee. I was then a young college student who was being given a chance to prove himself on the teller line of one of the Bank's grocery store branches. Little did I know then that nearly a quarter of a century later, I would have the privilege of leading the entire Company. What I was actually doing at that moment was entrusting my personal development to this fine organization, and that has proven to be one of the best decisions of my life.

Upon walking through those doors, I became an investment for this organization as its leaders devoted time, energy, and resources to developing me into the banker I am today. But my story is not unique. Investment in our people is a core tenet of our organization, and it is something that sets us apart. This company strongly believes it is prudent to make significant financial and time investments in the people who make it happen every day—our employees. In this annual report, we want to highlight many of the ways that First Financial Bankshares invests in its employees' growth. And we want especially to highlight the key individuals who have contributed so greatly to our employees' development.

In last year's annual report, Scott Dueser talked about First Financial Bankshares' being an anomaly, and I could not agree more. One of our anomalous qualities he mentioned was the continuity of leadership we have enjoyed at our company, having had only three CEOs over the past 72 years. We are so fortunate that Scott Dueser, who had served as CEO since 2000, will continue to partner in the leadership of this company in his new role of Executive Chairman, a position he assumed in February 2026. Scott will celebrate his 50th anniversary with First Financial Bankshares in May of this year, an accomplishment rarely seen in any other company. His extraordinary tenure illustrates what makes our company so special. I am honored to assume the role of CEO of this organization and thankful for the continued opportunity to learn from and partner with this true icon of the banking industry.

ONGOING MANAGEMENT SUCCESSION

Besides implementing this CEO transition, our company has continued over the past year to execute the succession plan our board and management have been developing for years. The management changes you have seen, and will continue to see, are a coordinated effort to further prepare our company for its transformation into a mid-sized bank (one with assets of $10 to $100 billion).

In January 2025, the Board of Directors of First Financial Bank announced the promotion of Chris Schjetnan to Executive Vice President, Director of Community Lending and Outreach. In this role, Chris leads the Bank's affordable banking initiatives that focus on traditionally underserved communities. Raised in Mexico City in a bilingual and bicultural household, Chris gained experience and expertise that have enabled him to become a leader in community lending and outreach for our Bank. After spending several years at Wells Fargo, Chris began his career at First Financial Bank in 2012. He has most recently served as Regional Consumer Lending Manager in the Bank's Chisholm Trail Region. Chris holds a bachelor of business administration degree from Western New Mexico University. He also is a graduate of the Southwestern Graduate School of Banking at Southern Methodist University (SMU), the American Bankers Association Commercial Lending School, and FFIN University.

In April 2025, the Board of Directors of First Financial Bank announced the election of Jeff Vorhees as Executive Vice President and Treasurer of First Financial Bank. Jeff most recently served as Director of Corporate Treasury at Independent Bank Group, Inc., a $19 billion public bank that is now a part of SouthState Corporation. Prior to that, he held positions in asset liability management consulting and investment banking, and was a commissioned bank examiner at the Dallas Federal Reserve Bank. He holds bachelor's degrees in finance and economics from Texas Tech University, has an MBA from SMU, and is a graduate of the American Banking Association's Stonier Graduate School of Banking. He is also a Certified Management Accountant and a Certified Treasury Professional. He is currently enrolled in FFIN University.

In May 2025, the Board of Directors of First Financial Bank named James Hinton as President of First Financial Mortgage. James is a lifelong Texan and has deep roots in the Dallas business community. Right out of college, James took the reins of the mortgage company that his family founded in 1950. Under his leadership, the company flourished until its successful sale in 1992. Following its sale, James held several positions in mortgage finance, most recently serving as Executive Vice President of Residential Mortgage Warehouse Lending at Independent Bank Group, Inc. James graduated with his bachelor's degree from Southern Methodist University. James has also dedicated himself to giving back to the community through numerous nonprofit and civic organizations.

In July 2025, the Board of Directors of First Financial Bank announced the promotion of Josh Brown to Executive Vice President, Chief Human Resources Officer. Josh is a seasoned HR professional with over 17 years of experience working for both retail and nonprofit companies. In his most recent role of Senior Vice President, Human Resources, he oversaw all aspects of the department's work, including talent acquisition, employee engagement, leadership training and organizational development. He also serves as co-chair of First Financial's Service Improvement Team. While serving in the U.S. Air Force, Josh earned a bachelor of science degree in human resource management from the University of Maryland. He also holds a master of science degree in human resource management from Tarleton State University, has completed the Texas Tech School of Banking program, holds the designation of Senior Certified Professional conferred by the Society for Human Resource Management, and is a graduate of FFIN University.

Also in July 2025, the Board of Directors of First Financial Bank announced the promotion of Frank Gioia to Executive Vice President, Customer Care Center. Frank came to First Financial in 2015 to serve as Call Center Manager. He has had over 25 years of experience leading customer operations teams domestically and internationally across various industries, including telecommunications, healthcare, web services, energy, and banking. In addition to managing the Customer Care Center, he serves as co-chair of First Financial's Service Improvement Team. He also has taken an active role in advancing the Company's use of artificial intelligence and automation. Frank is a graduate of Colorado State University, where he studied mechanical engineering, and is a graduate of FFIN University. He holds the designations of Certified Contact Center Manager and Certified Artificial Intelligence Transformation Leader.

In July of 2025, First Financial Bankshares announced the promotion of Kyle McVey to Executive Vice President and Chief Financial Officer of First Financial Bank, a position previously held by Michelle Hickox. Michelle will continue in the role of Chief Financial Officer for First Financial Bankshares. Previously serving as Chief Accounting Officer for the Company, Kyle joined First Financial in 2011 after two years with KPMG LLP in Jacksonville, Florida. Kyle holds bachelor's degrees in accounting and finance and a master's in accounting from Abilene Christian University. He is a licensed CPA and a graduate of the Southwestern Graduate School of Banking at SMU as well as a graduate of FFIN University.

In September 2025, The Board of Directors of First Financial Trust & Asset Management Company announced the election of R. Mark Davidovich as Executive Vice President and leader of the Fort Worth market of the trust company. Mark brings nearly twenty years of experience spanning wealth management, real estate, and public affairs. He most recently served as Co-Founder and Partner at VetMor and has held several senior advisor positions at companies including J.P. Morgan Private Bank and Goldman Sachs. Mark holds a master of business administration degree in finance from the University of Texas McCombs School of Business and a bachelor's degree from Southern Methodist University. He is currently enrolled in FFIN University.

In October 2025, First Financial Bankshares announced the election of Tim Brown as Executive Vice President and Chief Information Officer of the Company. Tim brings over 35 years of technology innovation and operations experience to the Company. Before joining First Financial, Tim served as Chief Information Officer for Johnson Financial Group, a community bank and wealth management company in Wisconsin. Prior to Johnson Financial, Tim spent over 30 years at USAA, with his most recent position being Senior Executive of Innovation Research and Development. Tim holds a bachelor's degree in management information systems from Texas A&M University and a master of business administration degree from St. Mary's University.

Also in October 2025, John Ruzicka transitioned to the role of Chief Banking Operations Officer for First Financial Bankshares. John had served as Chief Information Officer for the Company since 2018. With over 30 years of experience in bank technology and operations, John is bringing efficiencies to our backroom operations team by introducing new processes and procedures. He is also leveraging technology to provide scalability for our future growth. Prior to joining the Company, John served in various IT and operations leadership roles for multiple community and regional banks. John is a graduate of California State University, Fresno, and holds a bachelor's degree in business administration.

In January 2026, the Board of Directors of First Financial Bank announced the promotion of James Alexander to Executive Vice President, Head of Commercial Banking. James began his career with First Financial in 2018, upon the Bank's acquisition of Commercial State Bank in Kingwood, where he was then serving as President. James has had over 20 years of experience in commercial banking, having begun his career in commercial lending with Compass Bank. Since then, he has served as Market President of Sterling Bank, President of Commercial State Bank, Senior Lender of the Kingwood Region of First Finanical Bank, and most recently President of the Greater Houston Region of the Bank. He holds a bachelor of business administration degree in finance from Texas A&M University and a master of business administration degree in finance from the University of Houston. He is also a graduate of FFIN University and of the Southwestern Graduate School of Banking at SMU.

Also in January 2026, the Board of Directors of First Financial Bank promoted Chris Evatt to Senior Banking Executive. In that role, he will provide executive leadership for the Bank's southern regions. Chris began his career at First Financial in 2001 and worked his way up the ladder from credit analyst to CEO of the West Texas Region of the Bank. In this most recent role, he has overseen the growth of the West Texas footprint of the Bank. Having spent his entire banking career with First Financial, Chris has a unique understanding of the Bank's culture and values that will benefit him greatly in this new role. Chris holds both a bachelor of accounting degree and a master of business administration degree from Tarleton State University. Chris is also a graduate of the Southwestern Graduate School of Banking at SMU and a graduate of FFIN University.

In January 2026, the Board of Directors of First Financial Bank also promoted Rick Vaughan to the role of CEO of the West Texas Region of the Bank. Rick joined First Financial Trust & Asset Management in 2024, most recently serving as Senior Vice President, Market Manager for San Angelo. Rick brings over 30 years of banking and wealth management experience, having served as Regional Banking President for Wells Fargo, where he oversaw over 40 branches across multiple states. Immediately prior to joining the Company, Rick served as the Private Banking Manager for a community bank in Santa Fe, New Mexico. In his new role with the Company, besides leading the growth efforts of the entire West Texas Region of the Bank, Rick will continue to be involved in the leadership of the San Angelo Market of First Financial Trust & Asset Management. Rick is a graduate of the University of New Mexico, where he earned a bachelor's degree in business administration. He is also a graduate of the Southwestern Graduate School of Banking at SMU.

Another promotion in January 2026 was that of Luke Uherik to Market President of San Angelo and Senior Relationship Manager for the West Texas Region of the Bank. Luke has been with First Financial for over 17 years, having joined the Bank as a Junior Commercial Relationship Manager and having worked his way up to his most recent role of Executive Vice President, Commercial Relationship Manager. Prior to joining the Bank, Luke served as a Banking Officer with Plains Capital Bank. Luke is a graduate of Texas Tech University, where he earned a bachelor of science degree in agricultural and applied economics and a bachelor of business administration degree. He also completed the Texas Tech University School of Banking program, is a graduate of the Southwestern Graduate School of Banking at SMU, and is a graduate of FFIN University. Additionally, Luke holds a Credit Risk Certification from the Risk Management Association.

In February 2026, Tim Corzine was promoted to Beaumont Market President and Senior Relationship Manager for the Southeast Texas Region. Tim joined First Financial Bank in 2018 as a Senior VP Commercial Lender and became the Market President of Mineral Wells in 2023. Prior to joining First Financial Bank, Tim worked as a commercial relationship manager with a few banks in Oregon, having started his banking career in 2004 with Umpqua Bank. Tim holds a bachelor's degree in economics from the University of Kansas and is a graduate of the Pacific Coast Banking School. He is currently enrolled in FFIN University.

CHANGES IN FFIN BOARD OF DIRECTORS

Our company also has been doing succession planning within our Board of Directors, as we have several board members who will be retiring over the coming years. Last year, we introduced two new board members, Geoff Haney and Blake Poutra, both of whom our shareholders elected to First Financial Bankshares' Board at the April 2025 Annual Meeting.

Geoff Haney has a strong background in agriculture. He began his career as a trading partner before becoming Vice President,



CEO and Partner at Cape and Son, an Abilene-based company active in various commodity markets and sectors. He holds a bachelor of science degree in agricultural and applied economics from Texas Tech University and attended the Royal Agricultural University in England. Geoff is also lead Director of First Financial Bank's Abilene Region, serving on both the Regional Directors' Loan Committee and Asset Liability Committee. His leadership includes past and current roles with the Cottonseed and Feed Association, United Way of Abilene and its Foundation, Community Foundation of Abilene, Hendrick Medical Center Foundation Board, Nathan Segal Merit Scholarship Foundation, and West Texas Rehab. He received the 2024 Volunteer Service Award from United Way of Abilene and the 2018 Lifetime Service Award from the Cottonseed and Feed Association.



Blake Poutra is a technology leader known for driving growth and value. As the founder and CEO of Phennecs, he built an industry-leading enterprise data management suite, growing annual recurring revenue to over $35 million in less than three years before selling the company to Salesforce. He is now Managing Partner and Principal at Big Enrichment, a venture studio emphasizing go-to-market strategies for software-as-a-service ("SaaS") solutions. He is also CEO of Coennect, a Center of Excellence that maximizes the enterprise value of SaaS applications. Blake also serves on the Board of First Financial Bank's Greater Houston Region and on the Board of First Technology Services, Inc., a subsidiary of the Bank. He holds a bachelor's degree from Texas A&M University and a master's degree from the University of Texas McCombs School of Business.



This year, the Nominating Corporate Governance Committee and the Board of Directors are submitting the name of Lota Zoth as a proposed board member in our proxy for your vote. Lota will bring a wealth of knowledge and experience that will be instrumental in continuing the strength we have come to expect from our Board. Lota is a Certified Public Accountant and former Chief Financial Officer for various publicly traded companies, including MedImmune, Inc., and PSINet, Inc. She has also been a financial executive at Sodexho Marriott, Marriott International, and PepsiCo, Inc. She began her career as an auditor with Ernst & Young and currently serves on the Boards of enGene Holdings, Inc. and Inovio Pharmaceuticals, Inc. Lota has also served on the boards of six other biopharmaceutical companies. She holds a bachelor of business administration degree with a concentration in accounting from Texas Tech University.

Also this year, we will be sad to see one of our longest-tenured Board members, Johnny Trotter, retire from the Board of



First Financial Bankshares after devoting numerous years of service to the Company. Johnny was elected as a Director of First Financial Bankshares in 2003, and has served faithfully and unselfishly on the Executive, Compensation and Nominating Corporate Governance Committees. Also, he has served on the regional advisory Board of Directors in our Hereford Division since 1994. Johnny has provided countless hours of guidance and direction to our team of bankers. We are so thankful for his dedication to this organization, and he will be greatly missed on our Board. The inside back cover of this Annual Report is dedicated to Johnny Trotter and highlights his esteemed career along with all the great contributions he has made to our company.

FINANCIAL RESULTS

We are pleased with our financial performance in 2025, which was highlighted by growth in our total assets and total deposits. Unfortunately, during the year, we suffered the largest credit loss in our Bank's 135-year history because of fraudulent activity by a loan customer. We are working tirelessly to recover the funds from the $22 million loss and make sure this type of loss does not ever happen again. Despite that loss, we achieved record earnings for the year and are encouraged by the great momentum we saw in the fourth quarter.

For the year ending December 31, 2025, the Company reported net income of $253.58 million compared with $223.51 million for the prior year. This was an increase of $30.07 million, or 13.45 percent. On a per-share basis, net income grew to $1.77 from $1.56. Net interest income grew $74.15 million, or 17.37 percent, to $500.89 million from $426.74 million for 2024. The net interest margin increased to 3.79 percent in 2025 from 3.50 percent in 2024.

The provision for credit losses, including provisions for unfunded commitments, totaled $28.61 million, rising $14.79 million from $13.82 million for 2024. This increase was due primarily to the aforementioned credit loss as well as to an increase in classified loans. Nonperforming assets as a percentage of loans and foreclosed assets decreased to 0.69 percent as of December 31, 2025, compared with 0.80 percent on December 31, 2024. Classified loans totaled $255.61 million as of December 31, 2025, compared with $233.85 million on December 31, 2024.

Noninterest income increased 5.43 percent to $130.72 million from $123.99 million in 2024. The increase was due primarily to a $4.41 million increase in trust income and a $2.37 million increase in mortgage revenue. Noninterest expenses rose 10.69 percent to $293.39 million in 2025 from $265.06 million the prior year. This was due primarily to a $12.01 million increase in officer and employee salaries, a $2.99 million increase in officer incentives, a $3.00 million increase in profit-sharing expenses, and a $2.97 million increase in software amortization. Officers' incentives and

profit-sharing are both based on a formula for growth in earnings, and this expense growth for 2025 aligns with the net income growth of our company. The increase in salaries was primarily due to scheduled merit-based raises and the addition of new positions.

As in prior years, we outperformed our peer group of banks in several key financial metrics. Our return on average assets was 1.76 percent compared with 1.03 percent for our peers. Return on average equity was 14.59 percent versus our peers' 9.41 percent. Our efficiency ratio, which expresses expenses as a proportion of tax-equivalent revenues, decreased to 45.53 percent; our peers' ratio came in at a much higher 60.08 percent.

Total loans at year-end 2025 increased 3.10 percent to $8.16 billion from $7.91 billion at the end of 2024. Total deposits grew 10.30 percent to $13.35 billion from $12.10 billion over the same period. Consolidated assets at year-end 2025 increased by $1.47 billion (or 10.49 percent).

First Financial Trust & Asset Management Company again delivered strong results, thanks to a $673.25 million growth in the book value of trust assets. Total trust assets under management at year-end reached a book value of $8.79 billion, an 8.30 percent increase from $8.11 billion at the end of 2024. The market value of the trust assets grew to $11.94 billion, up 10.23 percent from $10.83 billion at year-end 2024. Total trust fee income for 2025 grew as well—to $51.86 million from $47.45 million—a 9.30 percent gain. Within that category, trust and estate fee income grew $5.04 million, offset somewhat by a $639 thousand decline in oil and gas fee income. The trust company's net after-tax earnings increased 10.33 percent to $28.38 million from $25.72 million.

ONGOING COMMUNITY SUPPORT



Last year's 10th Annual Day of Service at First Financial Bankshares marked a significant milestone in our efforts to give back to the communities we serve. Over the past decade, on each Columbus Day (a bank holiday), our team members have dedicated their time and energy to local projects that make a real difference—whether through volunteering at local charities and nonprofits, or engaging in neighborhood revitalization efforts. This annual tradition reflects our company's belief that strong communities build strong banks, and we are proud to support this legacy of service as part of our core values.

In 2025, the Day of Service evolved into a statewide initiative thanks to our partnership with the Texas Bankers Association. This partnership enabled us to amplify our impact, reaching more communities and fostering a spirit of collaboration among banks across Texas. By joining forces with other banks, we demonstrated that when businesses work together with local organizations, the positive effects reverberate far beyond individual communities. First Financial Bankshares is honored to lead by example, showing that our commitment to service extends across the state and contributes to strengthening the bonds that unite us all.

BRANCH AND FOOTPRINT EXPANSION

Over the past year, our company has broken ground on two significant projects in our footprint. These projects highlight the continued investment we are making to bring expanded and more convenient services to our communities. In Beaumont, we have begun construction on a new full-service location in the heart of the city, near the medical center. This new location will bring much-needed financial services to an underserved area of the community.



In downtown Abilene, we have begun construction on a new drive-through facility, which will replace an older, less-efficient facility. This new drive-through facility will be adjacent to the downtown headquarters of the Bank and will conveniently serve both retail and commercial customers.



Also at our downtown location, we have recently moved our corporate offices into the newly fully remodeled space on the fourth floor of the building. This remodeled space enables our team to work together more collaboratively with updated technology, expanded workspaces, and larger meeting rooms.

In 2026, we plan to begin construction on a new, full-service branch in Franklin. Serving the Robertson County market of our

Bryan/College Station Region, this new location will replace an existing inefficient, much smaller location currently serving that community.

STRATEGY FOR 2026 AND BEYOND

Our strategic plan for the coming year and beyond focuses on protecting what is special about our company while preparing for and adjusting to our growth into a mid-sized bank. Our value proposition continues to be "large bank products and services with local and personalized customer service." We firmly believe that this is a model that has worked for us for decades and will continue to give us strategic advantages through our near- and long-term growth. To ensure we keep true to this model, we intend to implement technology advances focusing on further intergration of artificial intelligence; enhance our risk management practices; improve our operational processes to create efficiencies; further develop our human capital; and capture growth opportunities in our backyard.

Last year saw significant merger and acquisition activity in Texas, largely in the markets we currently serve. We continue to seek out the right banks to purchase—ones that fit the culture of First Financial and provide opportunities for growth and strong financial performance. While we search for these partners, we will leverage the disruption caused by this recent merger and acquisition activity in our markets to drive organic growth in loans and deposits. We also will look for additional talent to bring into the organization. We remain optimistic that by capitalizing on both organic and inorganic growth opportunities, we can continue to drive the strong financial performance that we, as shareholders, have come to expect.

The investment that we make in our employees is truly a remarkable aspect of our company. In the following pages, we outline the journey of continuous improvement that we provide to our employees. It's a journey they make from day one via our New Employee Orientation approach. Having experienced this development firsthand, I can wholeheartedly say that Excellence truly does come from within.

I want to personally thank all our employees, who are the heartbeat of this organization. Your hard work and dedication to excellence inspire me every day. To our customers and shareholders, I want to thank you for the trust you have placed in our company to protect your financial investment. We promise you that our Journey Toward Excellence will never end and that we will continue to put You First in everything we do.



David Bailey
President and CEO

2025 WALTER JOHNSON AWARD



The Walter Johnson Award, our company's highest honor, recognizes individuals who have profoundly advanced First Financial for our customers, shareholders, and employees. Presented only 11 times in the history of the Company, this award is reserved for those rare leaders whose influence mirrors the legacy of Walter Johnson himself. For 2025, we proudly name Horst Schulze as the 12th recipient of this prestigious distinction.

A global icon in service excellence, Horst Schulze has transformed not only the hospitality industry, but our company as well. As the Co-Founder and former President and COO of The Ritz-Carlton Hotel Company, Mr. Schulze is widely regarded as one of the world's foremost experts on customer service and organizational excellence. Under his leadership, The Ritz-Carlton became the first service company in history to win the Malcolm Baldrige National Quality Award, which was accomplished twice, cementing Schulze's legacy as a pioneer whose standards reshaped expectations across industries.

Since partnering with First Financial in 2019, Horst has had a profound and lasting impact on our culture and daily operations. His teachings ignited a transformative journey that helped us articulate a clear Vision, enhance our Mission, and create our 21 Non-Negotiables which guide our behaviors and elevate our service at every interaction. His message of excellence, rooted in professionalism, attentiveness, ownership, empowerment, respect, and a commitment to "WOW" experiences, has become the backbone of who we are.

Through his coaching, we embraced higher standards such as giving every customer our complete, undivided attention, creating warm welcomes and fond farewells, maintaining immaculate facilities, taking ownership of problems, supporting each other as one team, and delivering service that is individualized, responsive, and consistently excellent. Under his guidance, we created

our Daily Lineup, which more than six years later, engages our employees across the state to reinforce these commitments and pursue continuous improvement together.

More than a consultant, Horst became a teacher, a partner, and a catalyst for organizational transformation. He has even become a part of our bank family. His visits across our company have inspired countless employees, helping us strengthen our culture of trust, professionalism, knowledge, and positivity, while reminding us that every person we serve deserves to feel recognized, valued, and cared for. His principles elevated our expectations of ourselves and reaffirmed our responsibility to safeguard our customers, protect their information, and create joy in our workplace through excellence.

Horst Schulze has not only advanced our service standards, but he has elevated our identity as a company. His leadership embodies the spirit of Walter Johnson: a commitment to people, a dedication to quality, and a relentless pursuit of excellence in everything we do.

For his extraordinary contributions to our culture, our people, and the future of First Financial, we are honored to recognize Horst Schulze as the 2025 Walter Johnson Award Recipient.



Horst Schulze
Co-Founder and former President
and COO of The Ritz-Carlton

THE FOUNDATION OF EXCELLENCE

Our dedication to excellence is built on a strong foundation—one that can only start from within. The commitment we've made to our customers, shareholders, and communities is only possible when we invest in our people and the culture of continuous improvement that defines First Financial.

Whether it is with in-person training or online courses, we aim to help our teammates reach their full potential, both personally and professionally. Investing in our employees not only enhances their skills but also strengthens our organization. These programs are designed to construct a culture of learning and growth, ensuring that every team member has access to the resources and support needed to thrive in their roles. As outlined in the following pages, our commitment to continuous improvement and a culture of learning begins on day one and serves as a guiding force for our teammates throughout their careers at First Financial. By providing tailored training and ongoing development opportunities, we strive to empower a workforce that is not only highly skilled but also passionately engaged and eager to contribute to our shared success.

The foundation of our internal development program is rooted in the goal of "continuous improvement," a concept that was reinforced in our organization through a collaboration with **Horst Schulze**. Schulze, globally recognized for his excellence in leadership and best known as the co-founder of The Ritz-Carlton Hotel Company, advises our Company on creating a culture focused on excellence. This culture is driven by a **Vision and Mission Statement** that together serve as the guiding principles of our company. Reinforced in our **Daily Lineups**, our **21 Non-Negotiables** are more than a set of standards; they are a promise to our customers, our shareholders, our communities, and each other. A part of this promise to ourselves and each other is that we will continue to learn, grow, and seek excellence in everything.

NEW EMPLOYEE ORIENTATION

These principles are instilled in each of us beginning day one. Through our comprehensive, week-long **New Employee Orientation (NEO)**, each newly selected employee is welcomed into the Company with intention. NEO is designed to ensure that every employee, regardless of role, location, or seniority,

Leading NEO has been the greatest joy in my 25 years at First Financial. I feel honored to have the opportunity to introduce this amazing company to every new employee. NEO truly is the jump start to incredible careers that build loyal, life-long relationships.

Amy Lane, Corporate Trainer

gains a deep understanding of who we are and what we stand for. Our executive leadership team plays an active role in every NEO session, giving our newest teammates the chance to build personal relationships with the people guiding our company. These leaders take time to introduce themselves, share insights from their areas of expertise, and engage directly with employees as they begin their journey with us.

Facilitated by Amy Lane (pictured above), each NEO session covers topics ranging from our culture and values to fraud and risk principles, credit fundamentals, and the broader responsibilities that come with being a banker. Understanding our company and the industry we serve is essential to supporting our customers and communities with integrity and excellence. NEO provides the foundation for all continued employee development. It ensures our new team members feel aligned, informed, and connected—not only to our Mission, but to the leaders who live it every day.

ORGANIZATIONAL LEARNING & DEVELOPMENT



We recognize the importance of developing well-rounded, confident bankers, and our **Organizational Learning & Development Team (OL&D)** plays a central role in making that possible. Over the past year, we redesigned the OL&D function to ensure every employee has access to consistent, high-quality training and support. This new structure allows us to provide learning experiences that strengthen professional skills, deepen industry understanding, and grow stronger leaders in our organization.

Today, our teammates have access to a broad list of training opportunities that support both role-specific excellence and

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I appreciate First Financial's ongoing dedication to the development of their leaders from across the organization and at every level of leadership. They have always supported the customization of leadership training to meet the current needs, trends, and challenges facing bank leaders. This has resulted in the development of leaders ready to manage, in real time, the challenges they face from a position of confidence and expertise.

Juli Lynch, Ph.D, Turning Pointe Consulting

well-rounded professional growth. Front-line retail employees can advance through **Teller School** and the three advancing levels of **Personal Banker School**. Both programs require significant, hands-on training hours covering essential job functions, fraud prevention, and the broader competencies needed to become high-performing retail bankers.

The OL&D team also oversees development for both our front-line and back-office lending teams, offering programs that support everyone from new lending assistants to seasoned relationship managers. In 2025 alone, this team hosted 44 lending training sessions, reaching virtually all lending staff. Many of these sessions intentionally include leaders from other First Financial departments to strengthen cross-functional understanding and reinforce the focus on full-relationship banking. Teammates also benefit from our Career Development Courses, which broaden perspectives and deepen expertise in areas that may be less familiar but meaningfully impact daily responsibilities. The team hosted just under 20 of these trainings in 2025 and hopes to grow their impact in 2026.

With training hubs in Abilene, Cleburne, and Conroe, learning is more accessible than ever, allowing us to reach teammates across the state and support development without unnecessary travel. Looking ahead, the OL&D team is expanding its offerings even further, with new courses planned to reach more individuals and departments across the Company, including HR essentials for managers, first-time manager training, effective candidate selection, and a Manager Certification program through a partnership with Cisco College. Across all these programs, current and future, the goal remains the same: to create stronger bankers and professionals.

DEVELOPING TALENT WITH INDUSTRY EXPERTS

We are proud to complement our internal programs with development opportunities led by some of the most respected professionals in their industries. These expert partners bring real-world experience, specialized knowledge, and unique perspectives that enrich our teammates' growth in meaningful ways. We are grateful for the deep relationships we have built with these individuals, whose expertise not only strengthens our curriculum but leaves a lasting impact on everyone who participates in their classes.

MANAGER TO LEADER TRAINING

Many of our leaders have participated in **Manager to Leader (M2L)**, a three-day, immersive experience led by **Juli Lynch, Ph.D**. Established in 2016, M2L occurs three times per year and averages 25 participants per session, allowing it to reach a wide audience. Centered on the belief that strategic leadership begins with deep self-understanding, M2L challenges participants to explore who they are as individuals before defining who they want to become as leaders. Dr. Lynch brings exceptional expertise to this journey. With a doctorate in human and organizational psychology and more than 25 years of experience as a consultant, she has spent her career helping leaders and teams build dynamic cultures and high-performing organizations. A former professional endurance athlete, world-record holder, and founder of an equine-facilitated leadership program, she draws on a unique blend of discipline and insight that resonates deeply with participants. By completing the course, our bankers understand the qualities that make a confident teammate, strategic leader, and effective public speaker.

Through the Manager to Leader training, I saw our company's commitment to investing in its people and strengthening leadership across the organization. The program elevated my approach from managing tasks to leading people, enhancing my confidence, perspective, and long-term growth with the bank.

Magali Ditto, SVP Regional Retail Manager



RELATIONAL SALES TRAINING

To strengthen our relationship-building culture, we have an ongoing partnership with **Tim Tivis**. Tim is an industry-seasoned professional with more than 40 years of experience as an entrepreneur, consultant, and speaker, having built multiple businesses dedicated to sales effectiveness and organizational growth. At First Financial, he delivers a wide range of trainings centered on proactive, customer-first sales strategies that closely align with our 21 Non-Negotiables and our long-standing commitment to service excellence. One of his cornerstone offerings, *The Seamless Customer Experience*, was completed by every retail employee in 2025 and has become a foundational part of how we reinforce our relational sales culture at the front lines of our branches. Another program that has transformed our growth strategy is *Edge Academy*—a capstone course shaped by Tim's decades of work with various institutions that focuses on creating a business-building mindset. Using role-play techniques, Tim teaches our bankers how to prospect for new customers, make effective sales calls, and ask for, negotiate, and close new business opportunities. In 2025 alone, he facilitated 28 business development training sessions for First Financial, making a profound impact on the Company.

> *Edge Academy helped me understand how to build credibility as a young relationship manager by being prepared, customizing the customer experience, and delivering exceptional performance. Allowing customers to know you and staying consistent strengthens trust over time.*
>
> Monica James, AVP
> Commercial Relationship Manager

FFIN UNIVERSITY

The capstone course in our internal development program is **FFIN University (FFIN U)**, a year-long, four-session course designed to teach our leaders how to run a high-performing bank. This program is built on partnerships within the Company and with industry-leading talent from outside the organization. Each class is joined by an exceptional group of experts who partner with our teammates, offering insight, perspective, and wisdom shaped by real experience. Together, they create a learning journey that equips high-performing leaders to live out First Financial's values in every aspect of their work.

The FFIN U journey begins in session one with a familiar face, as **Dr. Juli Lynch** returns to open the program. In this session, she invites participants into a thoughtful exploration of who they are as leaders. Through reflection, conversation, and hands-on activities, she helps our bankers uncover their personal leadership styles and how to leverage them to be more effective leaders.

In session two, **Tim Tivis** returns to offer a masterclass in relationship building, showing participants how trust, authenticity, and communication form the foundation of every meaningful client interaction. Later, **Murray Edwards** (pictured to the right), Lead Director of First Financial, explains the importance and impact of high-performing bank boards, translating governance into a practical, approachable leadership tool. To round out the session, participants shift from governance to storytelling with **Crayton Webb**, Owner and CEO of Sunwest Communications. Through case studies and real-world examples, he demonstrates how thoughtful communication and strong public relations can shape and elevate a brand. Through this training, our leaders develop the skills to communicate professionally with the media, internal teams, their boards, and the public.

EDGE
ACADEMY

> *Working with First Financial has been one of the most satisfying experiences of my forty-plus-year career. From our first introduction in 2020 to today, it has become evident to me that the bank's consistent success is founded on a strong culture driven by their 21 Non-Negotiables and a "You First" mindset. This is demonstrated through a highly-dedicated group of people, in every community they serve.*
>
> Tim Tivis, Pinnacle Training Group



> *What differentiates FFIN University from similar programs is the long-standing history and strong relationship between the bank and each of the course facilitators. The facilitators' knowledge of the bank and its culture ensure their training is focused and applicable, which greatly increases the effectiveness of the program.*
>
> Rhett Everett, EVP
> Credit Administration

In session three, participants take a deep dive into the mechanics of banking and what it takes to generate strong financial results. This session is highlighted by **Sally Pope Davis**, retired Goldman Sachs Managing Director and First Financial Director. Sally brings an investor's lens to financial strategy and investment analysis. Her guidance offers a rare, dual perspective: what leaders should consider when managing financial performance and how investors evaluate long-term value and potential. Her experience and institutional knowledge allow this session to bridge theory and real-world finance in a way few others can.

Colleen Rickenbacher, CMP Fellow, CSEP, CPC, CPECP, a global authority on etiquette, civility, and professional presence, closes out the program in session four. With more than 40 years of experience across hospitality, customer service, and events, she teaches participants how professionalism is expressed not just in decisions, but in everyday interactions, including the handshake, the email, and the introduction. Her course includes the capstone event of FFIN U, an etiquette dinner. This dinner is not only a celebration of the completion of the participants' FFIN U journey, but also an opportunity to learn the importance of professionalism during events and at the dinner table. The enjoyable evening, shared with spouses and special guests, is truly a remarkable learning experience.

> *Since my initial contact with First Financial, I have developed a deep respect and admiration for the organization. I consider it a true honor and privilege to be involved in their training programs. Being part of an organization that values both progress and genuine care for its customers has been a rewarding experience.*
>
> Colleen Rickenbacher
> Global Protocol, Etiquette & Civility Academy

Overall, FFIN University stands as a transformative experience built on collaboration and the belief that great leaders are developed through great partnerships, both internal and external. Through this program, we continue to prepare the next generation of leaders to carry forward First Financial's legacy of excellence and high performance.



SCHOOL OF
BANKING
TEXAS TECH

The 2025 and 2026 graduating classes of the Texas Tech School of Banking

CONTINUED EDUCATION

Our internal development programs and industry-led sessions serve as essential building blocks in equipping our team with the skills needed for success. However, our investment in growth does not stop there. To truly prepare our employees for long-term career advancement and leadership opportunities, we extend that commitment beyond our bank walls. Continued education, through academic programs, professional schools of banking, and specialized certifications, plays a vital role in strengthening our future leaders.

We are proud of our long-standing relationships with academic partners such as the **Texas Tech School of Banking** and the **Southwestern Graduate School of Banking at SMU (SWGSB)**. Each year, we proudly send some of our most promising bankers to these programs, making First Financial Bank one of the most well-represented institutions in attendance. Over the past decade, more than 25 of our bankers have completed the Texas Tech School of Banking, and since 2021, over 15 have graduated from SWGSB or other graduate banking programs. Their curriculums, ranging from interactive coursework to nationally-recognized bank management simulation courses, equip bankers with the practical skills, analytical capabilities, and strategic perspectives needed to serve our customers and communities at the highest level. We also invest in our employees' ongoing development through our **Tuition Reimbursement Program**, which supports team members who want to complete a degree or enhance their skills with targeted college coursework. It's a comprehensive benefit that many of our bankers actively use to grow their careers and deepen their expertise.

Beyond academic programs, we strongly support industry-specific **Certifications and Professional Designations**. These

credentials demonstrate mastery, keep our employees current on evolving industry standards, and ensure we maintain the highest level of expertise throughout the organization. This does not apply only to our traditional banking lines of business but also extends to administrative functions such as technology, marketing, and human resources. We reward employees for earning these distinctions because we view them not only as individual achievements but as investments in the strength and future of our bank. In the last five years, we have awarded over 100 bonuses and salary increases tied directly to certifications and designations. This growth fuels our organization's success and helps us fulfill our goal of building stronger communities, which begins with stronger bankers.

Our greatest strength has always been our people—a team of professional bankers dedicated to seeking excellence in everything they do. This passion for continuous improvement is instilled in each of us as new employees during NEO, and the personal development journey never ends. By investing meaningfully in our people, we strengthen the very core of our organization and create a culture where potential becomes performance and learning becomes leadership. This is how we build a company worthy of the confidence of the communities we serve—through people empowered to lead with excellence. **And it all begins within**.

> "
>
> *Attending Texas Tech School of Banking was a defining experience, specifically taking part in the bank simulation at the end of year two, as it demonstrated how even small decisions can ripple across an entire organization. It strengthened my understanding of strategic leadership and enhanced my industry knowledge outside of my everyday role.*
>
> Jamie McBee, SVP
> Regional Retail Manager

Recent graduating classs of the Southwestern Graduate School of Banking

INVESTING IN OUR PEOPLE

A six-year snapshot of intentional development and a commitment to excellence that begins from within

DAILY LINEUPS ATTENDED  **1,512**

170  DEGREES REIMBURSED

ONLINE COURSES COMPLETED  **124,170**

104  PROFESSIONAL CERTIFICATIONS

TUITION DOLLARS SPENT  **$892,500**

OVER $15M  TOTAL DOLLARS INVESTED

2025 FIRST FINANCIAL AWARDS

SWEETWATER READERS' CHOICE
★ *THE SWEETWATER REPORTER* ★
BEST BANK BEST BANKER:
THEA HERNANDEZ

WOMEN OF OUTSTANDING ACHIEVEMENT
* Abilene Branch of the American Association of University Women *

ANDREA SMIDDY-SCHLAGEL

JOHNSON COUNTY BEST OF THE BEST
★ *CLEBURNE NEWS FLASH* ★
BEST BANK
BEST MORTGAGE PROVIDER
BEST BANKER & LOAN OFFICER:
LORENA AZUA

SAN ANGELO CORPORATE PARTNERSHIP AWARD
★ *MINORITY ALLIANCE NETWORK ORGANIZATON* ★

BEST IN WISE COUNTY
★ *THE WISE COUNTY MESSENGER* ★
BEST FINANCIAL INSTITUTION

BEST IN PALO PINTO COUNTY
★ *THE WEATHERFORD DEMOCRAT* ★
BEST BANK BEST MORTGAGE PROVIDER BEST BANKER:
RANDALL TAYLOR

EMERGING LEADER AWARD
★ *TEXAS BANKERS ASSOCIATION* ★

BRETT CLIFTON

ABILENE READERS' CHOICE
★ *ABILENE REPORTER NEWS* ★
BEST BANK
BEST PLACE TO WORK
BEST CUSTOMER SERVICE
BEST MORTGAGE COMPANY

BUSINESS HALL OF FAME
★ *JUNIOR ACHIEVEMENT OF ABILENE* ★

RONALD D. BUTLER II

BEST OF ERATH COUNTY
★ *THE STEPHENVILLE EMPIRE TRIBUNE* ★
BEST BANK

CORNERSTONE AWARD
★ *TEXAS BANKERS ASSOCIATION* ★

LANDMARK AT ABILENE PROJECT

TOP DOLLAR VOLUME & MOST LOANS CLOSED:
*Corie O'Connor
Sarah Kappel
Stephen Harding
Janet O'Dell*
★ *THE SCOTSMAN GUIDE* ★

LiFE AWARD
LEADER IN FINANCIAL EDUCATION
★ *TEXAS BANKERS ASSOCIATION* ★

BILLY SIDES

BEST OF ROBERTSON COUNTY
★ *ROBERTSON COUNTY NEWS* ★
BEST BANK
BEST MORTGAGE COMPANY
BEST FINANCIAL ADVISOR:
JUSTIN KLEIBER

500 MOST INFLUENTIAL PEOPLE
2025
VIANEI LOPEZ BRAUN
SUSAN MILLER
MATT MORRIS
★ *FORT WORTH INC* ★

2026 HONOREE TEXAS BANKERS HALL OF FAME
★ *SAM HOUSTON STATE UNIVERSITY* ★
MARELYN SHEDD

BEST OF ORANGE COUNTY
★ *THE ORANGE LEADER* ★
BEST COMMERCIAL BANK

BEST LARGE BUSINESS OF THE YEAR

★ *PARKER COUNTY CHAMBER AWARDS* ★

BEST OF DEAF SMITH COUNTY
★ *THE HEREFORD BRAND* ★
BEST BANK &
BEST TELLER: *REINA BACA*
BEST RUNNER-UP TELLERS:
*ROCIO AVILA
ALEXIA HERNANDEZ*

BEST IN PARKER COUNTY
★ *THE WEATHERFORD DEMOCRAT* ★
BEST BANK BEST BANKER:
TIFFANY DROMGOOLE

2025 SHINING STARS

Our service philosophy focuses on exceeding our customers' expectations. This dedication drives us to acknowledge and celebrate our Shining Stars, individuals who consistently demonstrate our mission of building loyal, life-long relationships by providing first-class service with personal attention. We take pride in recognizing these outstanding team members each year by bringing them together from across the state.

Every summer, our Shining Stars and their guests are invited to Abilene for a day of festivities. The afternoon features a reception to honor and celebrate the dedication of each Shining Star. The day concludes with a dinner, where the renowned Perini Ranch provides a wonderful meal. More than just a dinner, this evening is a tribute to the hard work and commitment of our Shining Stars, offering them and their guests an opportunity to unwind and connect. This special occasion highlights our dedication to recognizing our employees' achievements. We take great pride in our 2025 Shining Stars and are excited to uphold this tradition.

CONGRATULATIONS, SHINING STARS!

Abilene: Jared Rodriguez
Bankshares: Audrey Watkins
Bryan/College Station: Cameron Smith
Cleburne: Lena Reding
Conroe: Jamie McBee
Eastland: Myra Chavez
Fort Worth: Jenna Preston
FTS: Lavonna Balo

Hereford: Vanessa Abeyta
Kingwood: Annette Marek
Mortgage: Sue Ann Scott
Orange: Stephanie Westlund
San Angelo: Yvonne Asevedo
Shared Services:
*Compliance - Angie Hadley
Lending - Reba Pitts
Treasury Mgmt - Rachel Marrs*

Southlake: Haley Warren
Stephenville: Addie Burt
Sweetwater: Amanda Mayhar
Weatherford: Shelda Nichols
Wealth Management: Denise Dupuy



SHINING STARS
DEDICATED TO EXCELLENCE

16 CREATING A 1ST-CLASS CUSTOMER EXPERIENCE

79 LOCATIONS
1,584 EMPLOYEES
200K+ CUSTOMERS


NEW MEXICO
OKLAHOMA
ARKANSAS
LOU
Deaf Smith
Wise
Denton
Tarrant
Dallas
Parker
Palo Pinto
Fisher
Jones
Shackelford
Hood
Johnson
Ellis
Somervell
Nolan
Taylor
Callahan
Eastland
Erath
Ector
Tom Green
Robertson
Brazos
Walker
Newton
Hardin
Orange
Jefferson
Travis
Montgomery
Harris
Fort Bend
Wharton
Matagorda
Bank Location
Trust Location
Mortgage Only

VIEW ALL LOCATIONS

OUR COMMITMENT TO RELATIONSHIPS HAS ALWAYS DEFINED WHO WE ARE, AND THAT WILL NEVER CHANGE.

As technological advancement reshapes the way people interact, we embrace these innovations to enhance, not replace, the human warmth that is at the heart of our 21 Non-Negotiables. By leveraging technology to simplify operational tasks and improve convenience, we create more opportunities for meaningful connections, whether in-person or through digital channels.


ROBUST SECURITY WITH SIMPLE ACCESS
UPDATED DESIGN & USER EXPERIENCE
COMPREHENSIVE FINANCIAL & CREDIT INSIGHTS
CUSTOMIZABLE ACCOUNT TILES
CONFIGURABLE DEBIT CARD CONTROLS & ALERTS
QUICK ACCESS THUMB BAR
FIRST FINANCIAL BANK
ACCOUNTS
SHORTCUTS
RECOMMENDED FOR YOU
FINANCIAL TOOLS
CREDIT SCORE
RECENT ACTIVITY
View all accounts

BLENDING INNOVATION AND HUMAN CONNECTION

Voice Biometrics

Our voice biometrics technology provides a secure and convenient way for customers to verify their identity using their unique voice, greatly reducing the potential for fraud. By analyzing more than 100 distinct vocal characteristics, this tool eliminates the need for passwords or security questions, making authentication faster and safer. Once enrolled, customers can simply speak to confirm their identity, ensuring a seamless experience while maintaining the highest level of security.


Pictured: The team behind Voice Biometrics and F1N

F1N

MEET F1N FOR YOURSELF
855-660-5862

Meet F1N℠

F1N℠ is our digital banking assistant, designed to make customer interactions faster, easier, and more secure. Introduced in 2025, F1N℠ uses our advanced voice biometrics system to verify identity, ensuring that every interaction is safe and accurate. Once authenticated, F1N℠ can perform tasks such as resetting digital banking passwords and enhancing self-service options. We are continually expanding F1N℠ and its capabilities to provide even more convenient and personalized support, which reflects our commitment to combining technological advancement with human warmth.

Digital Account Opening

In 2025, we introduced a redesigned digital account opening experience that reflects our commitment to speed, security, and convenience. This enhanced tool significantly reduces application time, incorporates advanced authentication measures, and ensures accounts are available for use within minutes. By aligning our digital services with the excellence customers expect in our branches, this innovation represents an important step toward delivering a truly seamless, omni-channel experience.


Pictured: Members of the Digital Account Opening Team

OPEN AN ACCOUNT ONLINE

FINANCIAL HIGHLIGHTS

IN THOUSANDS (except for share data)

FOR THE YEAR	2025	2024	% INCREASE
Net Income	$253,579	$223,511	13.45%
Diluted Earnings (PER SHARE)	$1.77	$1.56	13.26%
Dividends Declared	$107,468	$102,954	4.38%
Dividends (PER SHARE)	$0.75	$0.72	4.17%

KEY RATIOS

Return On Avg. Assets	1.76%	1.68%	
Return On Avg. Equity	14.59%	14.51%	
Year-End Equity/Assets	12.41%	11.49%	
Efficiency	45.53%	47.23%	

IN THOUSANDS (except for share data)

AT YEAR-END	2025	2024	% INCREASE
Assets	$15,446,476	$13,979,418	10.49%
Securities	$5,514,113	$4,617,759	19.41%
Loans	$8,188,268	$7,921,333	3.37%
Deposits & Repos	$13,408,485	$12,160,590	10.26%
Shareholders' Equity	$1,917,317	$1,606,560	19.34%
Book Value Per Share	$13.39	$11.24	19.13%
Trust Assets (Book Value)	$8,788,216	$8,114,970	8.30%
Trust Assets (Market Value)	$11,941,871	$10,833,914	10.23%

NET INCOME (in thousands)

2021	$227,562
2022	$234,475
2023	$198,977
2024	$223,511
2025	$253,579

AVERAGES - FOR THE YEAR

Assets	$14,392,562	$13,324,412	8.02%
Securities	$5,085,789	$4,710,529	7.97%
Loans	$8,123,368	$7,516,352	8.08%
Deposits & Repos	$12,520,402	$11,655,963	7.42%
Shareholders' Equity	$1,738,615	$1,539,947	12.90%

RETURN ON AVERAGE EQUITY

2021	13.31%
2022	16.72%
2023	14.99%
2024	14.51%
2025	14.59%

EFFICIENCY RATIO

2021	45.84%
2022	42.80%
2023	47.26%
2024	47.23%
2025	45.53%

NET INTEREST MARGIN

2021	3.40%
2022	3.34%
2023	3.29%
2024	3.50%
2025	3.79%

RETURN ON AVERAGE ASSETS

2021	1.89%
2022	1.76%
2023	1.55%
2024	1.68%
2025	1.76%

SELECTED FINANCIAL DATA

IN THOUSANDS (except for share data)

YEAR-END	TOTAL ASSETS	SHAREHOLDERS' EQUITY	NET INCOME	DILUTED EARNINGS (PER SHARE)	CASH DIVIDENDS (PER SHARE)	STOCK DIVIDENDS AND SPLITS	YEAR-END BOOK VALUE (PER SHARE)	YEAR-END MARKET VALUE (PER SHARE)
2015	$6,665,070	$804,986	$100,381	$0.78	$0.31	–	$6.10	$15.09
2016	$6,809,931	$837,885	$104,774	$0.80	$0.35	–	$6.34	$22.60
2017	$7,254,715	$922,768	$120,371	$0.91	$0.38	–	$6.97	$22.53
2018	$7,731,854	$1,053,295	$150,638	$1.11	$0.41	–	$7.77	$28.85
2019	$8,262,227	$1,227,197	$164,812	$1.21	$0.47	2/1 split	$9.03	$35.10
2020	$10,904,500	$1,678,190	$202,034	$1.42	$0.51	–	$11.80	$36.17
2021	$13,102,461	$1,759,224	$227,562	$1.59	$0.58	–	$12.34	$50.84
2022	$12,974,066	$1,265,737	$234,475	$1.64	$0.66	–	$8.87	$34.40
2023	$13,105,594	$1,498,900	$198,977	$1.39	$0.71	–	$10.50	$30.30
2024	$13,979,418	$1,606,560	$223,511	$1.56	$0.72	–	$11.24	$36.05
2025	$15,446,476	$1,917,317	$253,579	$1.77	$0.75	–	$13.39	$29.87
Ten-Year Compound Growth Rate	8.77%	9.07%	9.71%	8.54%	9.37%	–	8.18%	7.07%

Adjusted for stock dividends and splits

2025 COMMON STOCK MARKET VALUE AND DIVIDEND DATA

QUARTER	HIGH	LOW	CLOSE	DIVIDENDS
Fourth	$34.11	$29.80	$29.87	$0.19
Third	$38.74	$33.26	$33.65	$0.19
Second	$37.65	$30.58	$35.98	$0.19
First	$39.12	$34.26	$35.92	$0.18

2024 COMMON STOCK MARKET VALUE AND DIVIDEND DATA

QUARTER	HIGH	LOW	CLOSE	DIVIDENDS
Fourth	$44.66	$35.13	$36.05	$0.18
Third	$39.53	$28.35	$37.01	$0.18
Second	$32.73	$27.62	$29.53	$0.18
First	$33.15	$27.06	$32.81	$0.18

TOTAL LOANS (in thousands)

2021	$5,426,782
2022	$6,453,833
2023	$7,163,044
2024	$7,921,333
2025	$8,188,268

TOTAL DEPOSITS & REPOS (in thousands)

2021	$11,237,640
2022	$11,648,014
2023	$11,520,228
2024	$12,160,590
2025	$13,408,485

Executive Officers

Marelyn Shedd
CEO

Marshall Morris
President

Patty Valero
Executive Vice President
Chief Operations Officer

Evan Harris
Executive Vice President

Janet O'Dell
Executive Vice President

Ryan Parrish
Executive Vice President

Kyle Seaton
Executive Vice President
Director of Corporate Treasury

Regional Board of Directors

Ronald D. Butler II
Board Chair

Marelyn Shedd
CEO

Marshall Morris
President

Katie Alford
President & CEO
Community Foundation of Abilene

Jeff Blanks
Senior Vice President
Matthews Family Office

Paul Cannon
Attorney

Mark Colman
President
Rentech Boiler Systems

Joe Crawford
Investments

Murray Edwards
Principal
The Edwards Group

Geoff Haney
Investments

Brad Holland
President & CEO
Hendrick Health System

Laura Moore
Executive Director
The Grace Museum

Drew Seale
Chief Marketing Officer
Funeral Directors Life

Tyler Sitzes
President
Sitzes Real Estate Holdings, LLC

Leigh Taliaferro, MD
Physician

Anthony Williams
Executive Director of Intercultural
Engagement & Belonging
Abilene Christian University

Lota Zoth, CPA
Biotechnology and Life Sciences



Marelyn Shedd
CEO

Marshall Morris
President

First Financial Bank is proud to maintain its headquarters in Abilene, Texas, remaining the city's only publicly traded company, with over 600 of our almost 1,600 employees living and working in Abilene.

In January 2025, Abilene was chosen as the first site of the "Stargate Project" to build AI data centers nationwide, with the first at an 875-acre site northwest of Abilene. The project, led by the Development Corporation of Abilene, includes eight buildings totaling over 7 million square feet and has employed over 5,000 construction workers. Completion is expected by the end of 2026. In July, a second Stargate Project data center, Vantage Data Center, was announced: a $25 billion, 1,200-acre project in Shackelford County with 3.5 million square feet under construction. Both projects are expected to generate over $1 billion in new revenue for the region.

Dyess Air Force Base has been selected as one of three air bases to host the new B-21 Raider bomber, reinforcing its critical role in national defense. To prepare, the base is undergoing extensive construction with over 4.2 million square feet of new projects, 600,000 square feet of renovation, and 300,000 square feet of demolition. It is anticipated that the base will add 1,300 military and civilian personnel to support the new bombers.

Abilene Independent School District was successful in winning the Voter-Approval Tax Rate Election (VATRE) in November, providing over $10 million in annual funding to support teachers, enhancing student resources, improving classrooms, and addressing the existing operating deficit. This, combined with the rapidly growing tax base from these investments, will provide further economic fuel that is critical to this area.

As our region continues to grow and welcome new residents, First Financial remains dedicated to ensuring that everyone has access to quality housing. We actively partner with organizations such as Habitat for Humanity, Abilene Housing Authority, Texas State Affordable Housing Corporation, Federal Home Loan Bank, USDA, and the City of Abilene to develop innovative solutions that expand affordable housing options for lower-income households in our region.



Marelyn Shedd

(IN THOUSANDS)	ASSETS	LOANS	DEPOSITS	NET INCOME
Dec. 31, 2024	$3,253,961	$1,400,834	$2,858,918	$34,388
Dec. 31, 2025	$3,777,684	$1,413,894	$3,337,210	$45,321

The Bryan/College Station region continues to experience strong and sustained growth, fueled by major residential developments and significant expansion in technology and research infrastructure in our area. Texas A&M University remains a key driver of this momentum, with ongoing campus expansion and increased academic and research activity. The RELLIS campus continues its rapid growth as well, drawing high-tech firms and federal research partners while increasing student enrollment and offering a broadening range of academic programs.

The region is also attracting a growing number of biomedical and biotech companies, supported by a robust healthcare system. Baylor Scott & White is expanding its services with additional hospital beds, construction of a new patient tower, and the recent acquisition of The Physicians Centre Hospital. A notable economic win for the area was the recruitment of FERA Diagnostics and Biologicals, which relocated from New York to Bryan/College Station in 2020. The company recently broke ground on a new 64,000-square-foot, state-of-the-art laboratory and production facility in South College Station.

Residential growth remains strong across the region. Several major developments are planned over the next few years, offering a wide mix of housing options. Stella Ranch in Bryan is a 252-acre master-planned community set to be built over fifteen phases, which will feature three parks, walking trails, fishing piers, and additional outdoor amenities ideal for residents seeking a suburban lifestyle. Southern Pointe in College Station is also adding new sections designed with family-friendly features and community amenities.

We recently purchased a piece of land in Robertson County and plan to build a state-of-the-art, full-service branch to enhance our customers' banking experience across more of the Brazos Valley. The Bryan/College Station Region of First Financial Bank looks forward to the continued growth in the area and is excited to find new and innovative ways to serve the community, ensuring we remain a trusted partner as the region prospers.



Nora Thompson

Austin Bryan
President

Nora Thompson
CEO & Board Chair

(IN THOUSANDS)	ASSETS	LOANS	DEPOSITS	NET INCOME
Dec. 31, 2024	$1,065,703	$515,763	$818,301	$12,864
Dec. 31, 2025	$1,122,011	$581,454	$867,627	$13,849

Executive Officers

Nora Thompson
CEO & Board Chair

Austin Bryan
President

Lee Warren
Executive Vice President
Chief Operations Officer

J. Cal McNeill
Executive Vice President

Melanie Motley
Executive Vice President

Regional Board of Directors

Nora Thompson
CEO & Board Chair

Austin Bryan
President

Mike (Duba) Brewer
Tax Assessor Collector
Robertson County

Ronald D. Butler II
First Financial Bankshares, Inc.

R. Sid Cauthorn
President
Westex Bancorp

Charles A. Ellison
Attorney at Law
President and Founder, The Ellison Law Firm

Bobby Gutierrez
President
Gutierrez Ventures, Inc.

Larry B. Hodges, Jr.
President
H&B Investments, LP

Katherine Kleemann
Franchise Owner
Spherion

Sarah Miller
Broker
Engel & Völkers

Jeremy Osborne
Founding Partner
Sago Capital

William L. Rayburn, MD
Chair, Baylor Scott & White Holdings
Physician Executive Advisor
College Station Region





In loving memory of our friend & director
Ronnie L. Craig
1962 -2025
Thank you for more than 20 years of leadership and friendship.

Executive Officers

Marcus Morris
CEO

Austin Elsner
President

Carley Dyck
Executive Vice President
Chief Operations Officer

Bart Rodgers
Market President, Granbury

Tammie Harding
Executive Vice President

David Moor
Executive Vice President

Russell Phillips
Executive Vice President

Matthew Sylvia
Executive Vice President

Craig Zemarkowitz
Executive Vice President

Regional Board of Directors

Vianei Lopez Braun
Board Chair
Chief Development Officer
Decker Jones, P.C.

Marcus Morris
CEO

Austin Elsner
President

Cathy Altman
Partner
Carrington Coleman, LLP

Smith A. Brownlie III
Cotton Creek Investments, LLC.

Ronald D. Butler II
First Financial Bankshares, Inc.

Robert Childress III
Childress Engineers

Murray Edwards
Principal
The Edwards Group

Walter Hardin
Builder/Developer

Mark Hill
Utility Construction Consultant

Tim Lyness
Lyness Construction, LP

Susan Miller
Co-Founder
M2G Ventures

Matt Morris
Area President
HUB International Texas

Mitchell J. Moses
Partner
Duane Morris, LLP

Jack Scott
Bell-Scott Insurance Group

George Williams, Jr.
Williams & Williams Chicken, LLC



Marcus Morris
CEO
Austin Elsner
President

The Chisholm Trail region is experiencing remarkable growth, fueled by its vibrant counties. Fort Worth alone has surpassed 1 million residents, making it the 11th largest city in the United States. This surge in population is not just a number—it translates into a more dynamic workforce, heightened consumer demand, and greater interest from businesses and developers.

In Hood County, rapid residential growth over the past several years has sparked a new wave of retail development along the Hwy 377 corridor. A major 14.5-acre retail center is on the horizon, bringing new shopping and job opportunities to the community. LakeView Landing, a 47-acre lakefront mixed-use development, is also underway and will feature hotels, apartments, senior living facilities, luxury homes, and a scenic boardwalk lined with retail and restaurant spaces overlooking beautiful Lake Granbury.

Johnson County is also seeing Texas-sized expansion, with transformative projects like the 1.7-million-square-foot Amazon fulfillment center in Cleburne. Positioned at the intersection of the expanding Chisholm Trail Parkway and Highway 67, this facility is expected to generate 1,000 new jobs and strengthen the area as a logistics and employment hub. Burleson is preparing to welcome the first U.S. manufacturing plant for Paris Baguette, a 267,000-square-foot facility on 37 acres projected to create 450 new jobs when it opens in 2027.

Looking ahead, our focus is on finding and growing the best talent in the region. We're committed to bringing in people who live our culture, believe in exceptional service, and are excited to make a difference. This mindset starts with our tellers, where so many of our strongest employees begin. By identifying promising talent early, we create a powerful pipeline for every part of the bank.

Together, we have so much to celebrate and to look forward to. The energy across our region is undeniable, and we're excited for the remarkable opportunities ahead.



Marcus Morris

(IN THOUSANDS)	ASSETS	LOANS	DEPOSITS	NET INCOME
Dec. 31, 2024	$1,521,542	$1,234,199	$1,363,157	$22,212
Dec. 31, 2025	$1,828,630	$1,327,395	$1,636,637	$40,508

CROSS TIMBERS REGION
Aledo | Brock | Cisco | Eastland | Glen Rose | Mineral Wells | Ranger | Rising Star | Stephenville | Weatherford | Willow Park
23

The Cross Timbers region of Texas derives its name from early settlers who encountered extensive woodlands interspersed with prairie as they traveled west of Fort Worth. This diverse landscape, renowned for its natural beauty and abundant resources, has long been a defining feature of the area. Even today, the region continues to offer a unique blend of assets that attract both families and businesses.

Within the Cross Timbers footprint, we are privileged to support a thriving network of colleges and universities that drive economic and social growth, spurring new retail, housing, and commercial developments. In Eastland County, both Ranger College and Cisco College continue to experience consistent year-over-year growth. Earlier this year, the University of Texas at Arlington announced plans for a new campus, UTA West, strategically located at the intersection of I-30 and I-20 in Parker County. Scheduled to open in Fall 2028, the campus will span more than 50 acres. In Fall 2025, Tarleton State University achieved record enrollment, exceeding 21,000 students for the sixth consecutive year, reinforcing TSU's reputation as a top academic destination. Weatherford College, the fastest-growing college in North Texas, also recently unveiled plans for a five-story Student Union building funded by a $100 million bond. Our organization is well-positioned to meet the evolving needs of these dynamic, expanding communities.

The region's success also enables us to recruit and retain outstanding talent within our organization. Banking professionals in the Cross Timbers Region are active community leaders, distinguished by a servant mentality that strengthens their communities. Their commitment is evident through ongoing engagement with local schools, universities, and a wide range of non-profit organizations. Thanks to the dedication of our outstanding bankers, the region has experienced robust double-digit income growth and impressive asset expansion. The addition of nearly 2,000 new accounts throughout the region has further strengthened our leading market share in many counties.



Justin Hooper

Justin B. Hooper
CEO & Board Chair
Candi Kanady
Eastland Division President
Trent Swearengin
President

(IN THOUSANDS)	ASSETS	LOANS	DEPOSITS	NET INCOME
Dec. 31, 2024	$2,576,863	$1,148,062	$2,220,656	$36,692
Dec. 31, 2025	$2,819,714	$1,117,793	$2,441,990	$42,520

Executive Officers

Justin B. Hooper
CEO & Board Chair

Trent Swearengin
President

Candi Kanady
Eastland Division President

Vickie Pettit
Executive Vice President
Chief Operations Officer

Blayne Baley
Market President, Glen Rose

Amber Allen
Executive Vice President

Paul Bruns
Executive Vice President

Trent Tidwell
Executive Vice President

Regional Board of Directors

Justin B. Hooper
CEO & Board Chair

Trent Swearengin
President

Keith Brown
Prime Building Components, LLC

Ronald D. Butler II
First Financial Bankshares, Inc.

Justin Culberson
Culberson Construction, LLC

Jim Farrar
Attorney

Adam L. Feriend
Owner and COO
JRJ Construction, Inc.

Mitchel Johnson
Sacramento Energy Resources

West Jones
Ranching and Investments

Jim Keffer
President
EBAA Iron Sales, Inc.

Kerry Kelley
Kerry Kelley, Inc

Devon Koenig
Owner and CEO
Plexus Healthcare Center

Kevin R. Lackey
President and CEO
2662 Capital

Stephen E. Milliken
Former President
C.D. Hartnett Company/McLane Express, Inc.

Doug Montgomery
Texstar Kubota, Inc.

Jim Moylan, Jr.
Vice President
Motec, Ltd.

Ron Pack
Ranching and Investments

Gary Sult
CPA
Boucher Morgan & Young

Russ Thomason
Attorney

Mike White, OD
Retired Therapeutic Optometrist



24

GREATER HOUSTON REGION

Conroe | Cut and Shoot | El Campo | Fulshear | Huntsville | Kingwood | Magnolia | Montgomery | New Waverly | Palacios | Spring | Tomball | Willis

Executive Officers

James Alexander
President

Lee Warren
Executive Vice President
Chief Operations Officer

Jeff Fuechec
Market President, El Campo

Keith Arrighetti
Executive Vice President

Brian Bonner
Executive Vice President

G. Bart Griffith
Executive Vice President

Regional Board of Directors

Robert C. Nickles, Jr
Board Chair
Founder and Executive
Alegacy Group, LLC

James Alexander
President

David Bailey
First Financial Bankshares, Inc.

Sam Baker
Retired President
First Financial Bank

Chris Baughman
Retired President
First Financial Bank

Dean Burke
Brainbridge Financial Services

Chris deMilliano
Operations Manager
Steely Lumber Company

Candyce F. Dixon
CPA

Dan Dominey
DBD Interests

Robert C. Ernst Jr.
Owner
Ernst Jewelers

Angela Leviner
Vice President
PAL Realty Inc.

Adam McAlpine
Owner & President
McAlpine Interests

Lance McIntyre
President
DMAC Construction & Development, Inc.

Curtis Montgomery, MD
Physician

Robert Pate
Retired
First Financial Bank

Blake Poutra
CEO, Coennect and
Managing Partner, Big Enrichment

Randy Roan
Commercial Construction

John Sebastian
Conroe Golf Cars



James Alexander
President

The Greater Houston region continues to prove itself as one of the most dynamic markets in Texas. Fueled by a diverse and resilient economy, the area attracts businesses and talent from across the country, making it a hub for innovation and opportunity.

The North Houston area is experiencing significant growth, highlighted by major developments such as Generation Park, a 4,300-acre master-planned community anchored by Eli Lilly and Company's $6.5 billion pharmaceutical manufacturing facility, set to break ground in 2026, just 11 miles from Kingwood. Montgomery County stands out as one of the fastest-growing counties in the nation, outperforming the wider Houston metro in both desirability and price appreciation, while the "Woodlands Effect" has spurred further expansion with corporate relocations and new business districts. Infrastructure investments, such as the $5 million in funding for the Gene Campbell Road Corridor, which supports the East Montgomery County Industrial Park, are transforming the area into a logistics powerhouse. Wharton County's recent inclusion in the Greater Houston Partnership's service region reflects the expanding influence and connectivity of this thriving area. Meanwhile, Huntsville's growth is being propelled by biotech advancements, a $240 million retail expansion, and Sam Houston State University's national recognition as a top university, reshaping the city's landscape.

With this ongoing growth in energy, manufacturing, healthcare, and education, we see strong commercial activity, expanding partnerships, and increasing demand. Our footprint along the I-45 and I-69 corridors positions us to benefit from meaningful long-term expansion, and we are proud of the role our bankers play in supporting the economic vitality of our communities. We enter the next era with confidence, remain committed to excellence, and are inspired by the talent rising within our own four walls.



(IN THOUSANDS)	ASSETS	LOANS	DEPOSITS	NET INCOME
Dec. 31, 2024	$1,759,673	$1,504,466	$1,470,283	$37,933
Dec. 31, 2025	$1,875,548	$1,622,072	$1,569,214	$47,485

The Southeast Texas Region of First Financial Bank covers over 3,000 square miles, encompassing Orange, Jefferson, Hardin, and Newton counties, and stretches from the Louisiana border to the Gulf Coast. Known for its extensive waterway network, including deepwater ports and the Intracoastal Waterway, this region is a critical gateway for international trade and logistics. Once defined by the "Golden Triangle" oil corridor, Southeast Texas has transformed into a vibrant center for commercial, industrial, and technological growth, drawing a wide variety of investments and new residents to the area.

Since 2010, the region has experienced an unprecedented influx of capital—over $84 billion in projects and long-term investments. Major industrial initiatives are reshaping the landscape: Golden Triangle Polymers' $9.5 billion facility, Golden Pass LNG's $10 billion terminal, and the $12 billion Port Arthur LNG project are all reaching critical milestones. In power generation, Entergy Texas' Orange County Advanced Power Station (OCAPS) is now 90% complete and will soon provide electricity to more than 230,000 homes. Industry leaders like ExxonMobil and Motiva are also expanding, reinforcing the region's position as a powerhouse for energy, manufacturing, and export.

Southeast Texas also places a strong emphasis on academic achievement, recognizing that an educated population is essential for meeting the demands growth in this area. Regional workforce development is championed by leading institutions such as Lamar University, Lamar State College Orange and Port Arthur, and Lamar Institute of Technology, all of which reported record-high enrollments in 2025.

First Financial Bank's commitment to Southeast Texas is evident in our continued investment in local communities. Our newest full-service branch, the eighth in the region, will open on College Street in Beaumont in the second quarter of 2026. This expansion not only broadens our reach but also supports the ongoing revitalization of Beaumont, allowing us to better serve the needs of individuals, families, and businesses throughout the area.

Executive Officers

Blaine Caillier
President & CEO

Lee Warren
Executive Vice President
Chief Operations Officer

Tim Corzine
Market President, Beaumont

David LeJeune
Market President, Mid County

Connie Browning
Executive Vice President

Lani White
Executive Vice President

Regional Board of Directors

Dayna Simmons
Board Chair
CEO/Broker
Dayna Simmons Real Estate

Blaine Caillier
President & CEO

Ronald D. Butler II
First Financial Bankshares, Inc.

Dr. Ray Callas
Managing Partner
Anesthesia Associates, PLLC

Dr. Snehal Doshi
CEO
Millennium Medical Group

Jim Gilliam
Founder and Chairman
The HT Group

John Gothia
County Judge
Orange County, Texas

Gary Gragg
Retired
First Financial Bankshares, Inc.

Jessica Hill, CEcD
Project Manager
Entergy Texas, Inc.

Chad Mason
Vice President
Mason Construction

Kevin Williams
Owner
Cypress Bayou Industrial

Jim Wimberley
Owner
Law Offices of Jim Wimberley



Blaine Caillier
President & CEO

(IN THOUSANDS)	ASSETS	LOANS	DEPOSITS	NET INCOME
Dec. 31, 2024	$1,100,578	$754,255	$933,567	$23,287
Dec. 31, 2025	$1,144,833	$767,273	$983,237	$7,135

Executive Officers

Shelby Bruhn
Board Chair, President & CEO

Carley Dyck
Executive Vice President
Chief Operations Officer

Dave Monaghan
Market President, Trophy Club

F. Mills Shallene
Market President, Wise County

Chris Cregger
Executive Vice President

Kami Graves
Executive Vice President

Isbet Najera
Executive Vice President

Tracie Talkington
Executive Vice President

Regional Board of Directors

Shelby Bruhn
Board Chair, President & CEO

Traci Bernard
President
Texas Health Southlake

Ronald D. Butler II
First Financial Bankshares, Inc

William Ray Cook, Jr., CPA
Cook, McDonald & Company

T. Mikal Darden
President
Greater Metroplex Interiors Inc.

J. Bruce Hildebrand, CPA
Retired
First Financial Bankshares, Inc

Martin W. Schelling
Real Estate Development

Berry White
Attorney
Berry White Law Firm, PLLC

Terry Wilkinson
Wyndham Properties, Ltd.



Shelby Bruhn
Board Chair, President & CEO

The Southlake region stands out as one of Texas's most dynamic hubs for growth and opportunity. Encompassing Wise, Denton, and Tarrant counties, this region boasts a rich combination of communities, each adding its own strengths to the area's collective vitality. First Financial is proud to be an engaged partner in this landscape, dedicated to delivering outstanding banking experiences and setting high expectations for customer service. Our commitment is evident through our ongoing investments in advancing our technology and prioritizing employee development to ensure we continually meet the needs of our clients and communities.

Wise and Denton counties border the AllianceTexas development, a 27,000-acre master-planned community composed of office, retail, residential, and industrial space. AllianceTexas is both a thriving business environment and a desirable place to live, serving as a powerful economic engine for the region. It has attracted major corporate investments from companies such as Meta, Mercedes-Benz, Amazon, and BNSF, each of which has established significant operations in the area. These investments continue to fuel population growth and increased demand for housing and educational infrastructure.

Wise County is already experiencing the benefits of this expansion, with seven residential developments planned or underway, totaling 2,409 residential lots. Northern Tarrant County is also seeing substantial residential growth, particularly in Westlake, Southlake, and Grapevine. Westlake is home to Charles Schwab's corporate headquarters, while Deloitte's Westlake campus is undergoing a major, multi-hundred-million-dollar expansion. Once completed, the campus will nearly double in size and include learning facilities, guest accommodations, meeting spaces, and amenities designed to serve as a global leadership training hub.

The recent success of the Southlake Region is no coincidence. First Financial is a dynamic institution operating in one of Texas's most vibrant regions, fully committed to its communities and to the dedicated professionals who consistently deliver exceptional service.

Shelby D. Bruhn

(IN THOUSANDS)	ASSETS	LOANS	DEPOSITS	NET INCOME
Dec. 31, 2024	$1,132,290	$661,151	$1,005,116	$18,043
Dec. 31, 2025	$1,264,397	$630,715	$1,123,403	$18,970

The West Texas Region of First Financial Bank spans a diverse area across Texas's Western Plains and Northern Panhandle. This region is deeply rooted in agriculture and energy production, two major economic drivers that will continue to shape its future. Recently, several new data centers have begun construction across our footprint, strengthening local tax bases and fueling additional growth.

Robust development across West Texas underscore the region's momentum and investment in infrastructure. San Angelo ISD voters approved a $397 million school bond for major education upgrades, while Sweetwater ISD invested in new Career and Technical Education (CTE) and athletic facilities to support student development. Angelo State University celebrated the opening of its new 15,000-square-foot aviation facility, a $10.2 million project that marks a major milestone for the university. Howard College launched a new aviation maintenance program to support the expanding ASU commercial aviation program. Odessa welcomed a new Bass Pro Shop, further enhancing retail options in the area. Renewable energy took a leap forward as Duke Energy Renewables brought its solar farm in Nolan County online in 2025, while the IREN Energy Data Center is currently under construction in Roby.

In 2025, the Region capitalized on a strong market, achieving expansion in loans and net income. The addition of a full-time Commercial Relationship Manager and Treasury Sales Officer in our Odessa market helped capture new business and build a robust pipeline heading into the new year. Net new account growth and loan growth improved across the entire footprint thanks to the dedication of our frontline bankers.

Looking ahead, the West Texas Region is well positioned for further growth as our bankers and trust team partner together. Investments in people and technology, alongside regional growth and development, will continue to give us a competitive edge now and into the future.

Executive Officers

Richard Vaughan
Board Chair & CEO

Rodney Foster
President

Robert de la Cruz
Executive Vice President

Jaye Weishuhn
Executive Vice President
Chief Operations Officer

Luke Uherik
Market President, San Angelo

Thea Hernandez
Executive Vice President

Regional Board of Directors

Richard Vaughan
Board Chair & CEO

Rodney Foster
President

Liz Albert
Attorney
Beesley & Albert, PLLC

Ana Artecona
Vice President and Chief Financial Officer
The Housley Group

Donna J. Boatright
Healthcare and Quality Consultant

Jeff Branson
General Partner
Williamson-Branson Real Estate

Ronald D. Butler II
First Financial Bankshares, Inc.

Michael Carlson
Farmer & Rancher
C Bar 2 Cattle

Steve Eustis
Commercial Real Estate

Ronnie Hawkins
President, Angelo State University
CEO, Hawkins Group

Jay Lawrence
President
MAL Enterprises, Inc.

Steve Lewis, D.V.M.
Consulting Veterinarian
Hereford Veterinary Clinic

Mike Mauldin
F. Scott Dueser Chair for Excellence in Banking
Director of the Excellence in Banking Program
Professor of Practice, Texas Tech University

Larry May
May and Hrbacek CPAs

Reagon Noble, D.D.S., M.S.
Noble McClintock Orthodontics

Sally Noyce
Human Resources Manager
Panhandle Express, LLC

Thomas L. Rees Jr.
Rees, Rees & Fuller Attorneys

Carlos Rodriguez
Attorney
Webb, Stokes and Sparks

Cheyenne Smith
Owner
West Texas Rock Resources

Mary Jane Steadman
Attorney
Real Estate Investment Management

Jerry Stevens
Owner
Stevens 5-Star Car and Truck Center

Johnny E. Trotter
President and CEO
Livestock Investors, Ltd.

Elizabeth Pfluger White
Investments



Robert de la Cruz
Executive Vice President

Rodney Foster
President

Richard Vaughan
Board Chair & CEO

(IN THOUSANDS)	ASSETS	LOANS	DEPOSITS	NET INCOME
Dec. 31, 2024	$1,795,466	$692,948	$1,557,441	$26,590
Dec. 31, 2025	$1,782,980	$722,894	$1,543,887	$28,088




Josh Brown
Executive Vice President
Chief Human Resources Officer

Frank Gioia
Executive Vice President
Customer Care Center

Lori Hill
Executive Vice President
Retail Banking

Chris Schjetnan
Executive Vice President
Community Lending & Outreach






Andrea Smiddy-Schlagel
Executive Vice President
Treasury Management

Dan Summerford
Executive Vice President
Middle Market Banking

Michael Wolverton
Executive Vice President
Consumer Lending

Violet Watson Griggs
Senior Vice President
Marketing and Communications




Brandon Harris
Senior Vice President
Appraisal Services

Gary Milliorn
Senior Vice President
Property Management

Our Line of Business leaders play a crucial role in advancing our organization by working together to achieve shared goals. Each leader brings extensive experience and specialized expertise, providing valuable insights in their respective areas. When they collaborate, their combined strengths create a unified team that drives meaningful progress and enhances the experience for both our customers and employees. This important partnership highlights our belief that every person, in every role and department, plays an important part in our success. It's this teamwork, rooted in respect, collaboration, and a commitment to excellence, that moves us all forward together.

Throughout 2025, this team collaborated across numerous initiatives that shaped a year of meaningful progress for our organization. This work spanned new branch locations, the expansion of teammates, the launch of in-branch and digital account opening tools, a refreshed public website, updated loan and wire origination systems, AI-driven tools, and more. None of these advancements would be possible without the shared commitment and unified effort of this group, whose collaboration continues to strengthen our foundation for future growth.



ONE TEAM

Reflecting on 2025, The Secondary Mortgage Team at First Financial is proud to have assisted 1,568 families and individuals in achieving their homeownership goals. We originated $523 million in home loans, a 17% increase over last year, increasing our net contribution to the bottom line by 80%. In a market of moderate growth, we kept our focus clear: control costs, improve revenue margins, and expand origination within the Bank's footprint. All the while, we delivered the quality and personal service that defines us.

Our drive for efficiency through process optimization, automation, and training streamlined our operations and reduced expenses. Although efficiency remains top of mind, we understand that it means not only saving resources but also finding new and improved ways to enhance our signature relationship-driven approach. A highlight of 2025 was launching our Community Investment Grant program, which offers direct assistance to borrowers through reduced lender fees and discounts on closing costs and prepaids, increasing access to homeownership and reinforcing our mission to expand the American Dream.

Homeownership has consistently proven to be an asset, helping to build net worth and leaving a lasting family legacy. Statistics show that the average homeowner reports a net worth 40 times greater than that of the average renter, and our goal is to help as many customers as we can achieve this milestone. We remain committed to expanding our outreach to all markets by providing affordable mortgage products and helping first-time homebuyers access the financing they need to achieve their dream of homeownership.

Looking ahead to 2026, we are filled with excitement and confidence as we position ourselves for strategic growth and continued positive momentum. We look forward to another successful year together.





James Hinton
President

Karen Collins
Executive Vice President
Chief Operations Officer

Matthew S. Martin
Senior Vice President
Chief Production Officer





Kami Graves
Executive Vice President
Southlake

Tammie Harding
Executive Vice President
Fort Worth

Janet O'Dell
Executive Vice President
Abilene





Bobby Brennan
Senior Vice President
Conroe

Irene Green
Senior Vice President
Austin

Dell Seiter
Senior Vice President
Bryan/College Station



Arlette Saucedo
Assistant Vice President
Southeast Texas

F1RST FINANCIAL MORTGAGE
A DIVISION OF FIRST FINANCIAL BANK



Total Closed Loans:
1,568

Total Dollar Amount:
$*523M*

Average Loan Amount:
$*334K*



Average Closings Per Day:
6

30

31

FIRST FINANCIAL TRUST & ASSET MANAGEMENT COMPANY
Abilene | Beaumont | Bryan/College Station | Fort Worth | Houston | Odessa | San Angelo | Stephenville | Sweetwater



Lon Biebighauser
President
First Financial Trust

First Financial Trust & Asset Management Company had another great year in 2025. Our investment management business segment continues to lead the Company's growth. Total assets under management at year-end had a book value of $8.8 billion, an 8.3% increase from 2024. We closed the year at $11.9 billion in market value, a 10.2% increase. For the year, total fee income increased 9.3% to $51.9 million, and net earnings after tax increased 10.3% to $28.4 million.

Additionally, for the year, our revenue from oil and gas management totaled $7.5 million. While less than 2024, it was our second-best year in our history and a significant contributor to the Company's profitability.

Our Houston market is generating momentum, increasing assets under management by 70% and net income by 97.5%. Additionally, key additions to our team position us to increase market share and deepen existing relationships in our Fort Worth, San Angelo, and Beaumont markets.

The Trust Company's investment performance remains strong across all portfolio styles. The best-performing portfolio was our Strategic Growth portfolio, with a return of 25.95%, followed by our Core portfolio, with a return of 23.35%. Fixed Income had a great year with taxable bonds returning 7.61% and tax-exempt bonds 4.51%. These excellent returns showcase our portfolio management team's ability to deliver top-tier results through investment strategies tailored to our clients' needs.

As we continue to grow and evolve, our commitment remains steadfast: to deliver the strategies and solutions our clients trust for their families and their futures. In an ever-changing, modern world, we remain dedicated to the enduring relationships and exceptional service that defines First Financial Trust. If you are not currently working with us, I encourage you to schedule an appointment and experience firsthand how our team of servant leaders can positively impact your family's financial future.



Trust Assets - Book Value (in millions)

Year	Value
2021	$5,880
2022	$6,927
2023	$7,550
2024	$8,115
2025	$8,788

Trust Assets - Market Value (in millions)

2021	$8,699
2022	$8,755
2023	$9,781
2024	$10,834
2025	$11,941

Trust Net Income (in thousands)

2021	$17,723
2022	$20,857
2023	$21,624
2024	$25,724
2025	$28,381

Trust Fees (in millions)

2021	$36.15
2022	$40.00
2023	$40.46
2024	$47.45
2025	$51.86

FIRST FINANCIAL TRUST

Market Leaders


David Castleberry
Stephenville


Wayne Chowning
Sweetwater


Mark Davidovich
Fort Worth


Ed Fussa
Houston


Michael Kiefer
Beaumont


Rick Vaughan
San Angelo


Jeff Wind
Bryan/College Station

EQUITY MANAGEMENT



Our equity management approach begins with a deep understanding of each client's goals, time horizon, liquidity needs, and comfort with risk, which allows the team to place assets into portfolios that precisely match the desired risk return profile. Our Equities Team, led by Chris Montoya, CFA®, screens thousands of companies to uncover the few positioned to compound wealth year after year. Our three primary portfolios—Equity Income, Core, and Strategic Growth—delivered exceptional returns in 2025 of 17.55%, 23.35%, and 25.95%, respectively all significantly outperforming their benchmarks, further demonstrating the strength of our team and their disciplined equity strategy.

FIXED INCOME



Our Fixed Income Team, led by Bill Rowe, CFA®, provides clients with a disciplined approach to managing the lower risk portion of their portfolios, offering stability and reduced volatility as an essential counterbalance to equity exposure. Our fixed income strategies are designed to preserve capital while generating dependable income, guided by a rigorous research and objective driven process. We offer both taxable and tax-free portfolios that incorporate varying levels of mutual funds, providing clients with enhanced diversification and liquidity benefits. For both taxable and tax-free portfolios, total returns have consistently outperformed respective benchmarks for clients with investment horizons greater than 5 years, showcasing our team's forward-looking approach.

REAL PROPERTY MANAGEMENT



Our Real Property Management Team, directed by Justin Bryan, provides comprehensive management of residential, commercial, farm, and ranch properties, and is composed of experts with extensive backgrounds in wildlife management, agriculture, and land stewardship. Our services span the full lifecycle of property ownership from purchase to property sales, from tenant screening and lease negotiation to conservation programs, tax management, pipelines, and wind and solar negotiations thus ensuring clients receive end to end support. With decades of combined experience across diverse land types and environmental conditions, our team currently oversees 150,000 acres across seven states, providing both technical knowledge and practical, on the ground insight to every property they manage.

MINERAL MANAGEMENT



Led by Josh R. Brown, CPL, our Mineral Management Team brings deep expertise across every phase of oil and gas exploration, development, and production, providing clients with rigorous oversight of payments, leases, division orders, taxes, and contractual obligations. Today, our team manages close to 30,000 oil, gas, and mineral assets across all major shale basins. Our team of professionals offers strong knowledge in oil and gas law, geology, and economics and is supported by extensive industry experience, providing significant financial and strategic advantages to clients.

Executive Officers

Lon Biebighauser
President

Matthew Melbourne
Executive Vice President
Chief Operations Officer

Christopher N. Montoya
Executive Vice President
Manager, Equities

Bill Rowe
Executive Vice President
Manager, Fixed Income

Board of Directors

F. Scott Dueser
Board Chair
First Financial Bankshares, Inc.

Lon Biebighauser
President

Kirk W. Thaxton
Board Vice Chair

Katie Alford
President & CEO
Abilene Community Foundation

David Bailey
First Financial Bankshares, Inc.

John L. Beckham
Attorney
Beckham, Rector and Eargle L.L.P.

Sally Pope Davis
Retired
Goldman Sachs
Managing Director and Portfolio Manager

Kendall Hirschfeld
Managing Member
DLH Resources LLC
5H Family LLC

Jay Lawrence
President
MAL Enterprises, Inc.

Mark K. Rich
Director of Investments
Kimbell Art Foundation

Susie S. Stalcup
Partner
Elm Creek Ranch CR106, LLC

Board of Directors

Tim Brown
Executive Vice President
Chief Information Officer
First Financial Bankshares, Inc.

David Bailey
President & CEO
First Financial Bankshares, Inc.

Ronald D. Butler II
Executive Vice President
Chief Administrative Officer
First Financial Bankshares, Inc.

F. Scott Dueser
Executive Chairman
First Financial Bankshares, Inc.

Carley Dyck
Executive Vice President
Chief Operations Officer
First Financial Bank, Chisholm Trail and
Southlake Regions

Ronnie Hawkins
President, Angelo State University
CEO, Hawkins Group

Michelle S. Hickox
Executive Vice President
Chief Financial Officer
First Financial Bankshares, Inc.

Lori Hill
Executive Vice President, Retail
First Financial Bank

Matthew Melbourne
Executive Vice President
Chief Operations Officer
First Financial Trust

Blake Poutra
CEO, Coennect
Managing Partner, Big Enrichment

Andrea Smiddy-Schlagel
Executive Vice President, Treasury Management
First Financial Bank

Trent B. Swearengin
President
First Financial Bank, Cross Timbers Region

Clay Trumble
Executive Vice President, Credit Administration
First Financial Bank

Lee Warren
Executive Vice President
Chief Operations Officer
First Financial Bank, Bryan/College Sation,
Greater Houston and Southeast Texas Regions

In 2025, First Technology Services continued to strengthen the digital banking experience through meaningful enhancements, thoughtful modernization, and important behind-the-scenes improvements that support both customers and employees.

One of the year's most significant advancements was the introduction of the new and improved digital account opening experience, designed to streamline the process for new and existing customers. We also made substantial progress on an updated user experience, including modernized navigation and refreshed branding that is anticipated to go live in early 2026. Beyond visible enhancements, a considerable amount of our work focused on back-end system improvements. While these upgrades may not be immediately noticeable to shareholders or customers, they are foundational to system stability, long-term performance, and the continued reliability of our digital banking environment. We also renewed our strategic partnership with Q2, reinforcing our commitment to a future-ready digital ecosystem. In addition, we expanded our financial wellness capabilities by making SavvyMoney credit score and reporting available to all retail customers, along with new features such as identity recovery and improved financial management and debt-to-income tools.

By modernizing our systems, expanding access to financial wellness resources, and supporting employees with more efficient tools and workflows, we help create an environment where customers feel confident and empowered in their financial journeys. As we look ahead, FTS will expand its thoughtful use of artificial intelligence to further improve operational efficiency, enhance customer interactions, and provide employees with smarter tools that simplify work and support better decision-making. These initiatives will be pursued with an emphasis on responsible, secure, and transparent use of emerging technologies. Our work continues to play a vital role in improving the First Financial customer experience and supporting the long-term success of our institution. We look forward to continued advancement in 2026, including new opportunities to leverage data and AI in ways that strengthen service delivery, improve resilience, and deepen customer trust.


Tim Brown
Executive Vice President
Chief Information Officer


John Ruzicka
Executive Vice President
Chief Banking
Operations Officer


Isabel Montoya
Executive Vice President
Deposit Operations


Cynthia Suarez
Executive Vice President
Chief Information
Security Officer


Michael Greenhaw
Senior Vice President
Senior System Analyst


Mark Koehler
Senior Vice President
Project Management


David Weems
Senior Vice President
Chief Operations Officer

Sammy Scott
Vice President
End-User Support Manager


Laurinda Thomas
Vice President
Debit Card and
Loss Prevention Supervisor



Executive Team


F. Scott Dueser
Executive Chairman


David Bailey
President & CEO


Michelle S. Hickox
Executive Vice President
Chief Financial Officer


Ronald D. Butler II
Executive Vice President
Chief Administrative Officer


Lon Biebighauser
President
First Financial Trust


Tim Brown
Executive Vice President
Chief Information Officer


Brian Goodrich
Executive Vice President
General Counsel

Luke Longhofer
Executive Vice President
Chief Credit Officer

Kyle McVey, CPA
Executive Vice President
CFO, Bank


Randy Roewe
Executive Vice President
Chief Risk Officer


John Ruzicka
Executive Vice President
Chief Banking
Operations Officer

Senior Team


James Alexander
Executive Vice President
Commercial Banking

Chris Evatt
Senior Banking Executive
Southern Regions

Rett Everett
Executive Vice President
Credit Administration

Javier Jurado
Executive Vice President
Chief Audit Executive

Keith Morton
Executive Vice President
Credit Administration



Mike Parker
Executive Vice President
Chief Compliance Officer



Jeff Vorhees
Executive Vice President
Treasurer



Sarah Bacon
Senior Vice President
Chief Accounting Officer



Eric Bonnell
Senior Vice President
Enterprise Risk Management





F. Scott Dueser
Executive Chairman
First Financial Bankshares, Inc.
Year: 1991
Committee: 1



Vianei Lopez Braun
Chief Development Officer
Decker Jones, P.C.
Year: 2020
Committee: 3,4,5



David L. Copeland, CPA
President, SIPCO, Inc. and
Shelton Family Foundation
Year: 1998
Committee: 1,2,4,5



Sally Pope Davis
Retired
Goldman Sachs Managing
Director and Portfolio Manager
Year: 2024,
Committee: 3,5

Mike Denny
President
Batjer and Associates
Year: 2019
Committee: 2,6



Murray Edwards
Principal
The Edwards Group
Year: 2006
Committee: 1,4,5,6



Geoff Haney
Investments
Year: 2025
Committee: 2,6



Dr. Eli Jones
Former Dean of Mays
Business School, Professor
of Marketing, Lowry and
Peggy Mays Eminent
Scholar
Year: 2022, Committee: 2,3



Tim Lancaster
Former President and CEO
Hendrick Health System
Year: 2013
Committee: 1,2,3,4,6

Kade Matthews
Ranching &
Investments
Year: 1998
Committee: 3,5



Robert C. Nickles, Jr.
Executive Chairman
Alegacy Group, LLC
Year: 2019
Committee: 1,4,5



Blake Poutra
CEO, Coennect and
Managing Partner,
Big Enrichment
Year: 2025
Committee: 5



Johnny E. Trotter
President and CEO
Livestock Investors, Ltd.
Year: 2003
Committee: 1,3,4

COMMITTEE CHAIRS:

1. Executive Committee: F. Scott Dueser, Chairman

2. Audit Committee: David L. Copeland, Chairman

3. Compensation Committee: Tim Lancaster, Chairman

4. Nominating/Corporate Governance Committee: Murray Edwards, Chairman

5. Risk Committee: Robert C. Nickles, Jr., Chairman

6. Bank Director's Loan & Deposit Committee: Murray Edwards, Chairman

We express our sincere gratitude to Johnny E. Trotter for his extraordinary 32 years of dedicated service as a Director of First Financial Bank and First Financial Bankshares, Inc.

Johnny's journey with our organization began in 1994 when he joined the First Financial Bank Hereford Region Board. His impactful leadership quickly became evident, and in 2003, he expanded his influence by joining the First Financial Bankshares Board, where he has served with distinction for the past 23 years.

Throughout his tenure, Johnny has proven to be an invaluable leader, demonstrating insight, integrity, and an unwavering commitment to our organization. His contributions on the Executive, Compensation, and Nominating/Corporate Governance Committees have been instrumental in guiding the Company through significant growth, challenges, and new opportunities. His steady leadership and thoughtful governance have reinforced our institution, positioning us for ongoing success.

Johnny's impact extends far beyond the boardroom. He holds numerous key roles across various industries, including President of Livestock Investors, LTD., owner of Bar G Feedyard, President of Whiteface Ford, Co-Owner of Panhandle Express Transportation, and is an officer in Deaf Smith Enterprises LLC. He is also a past president of the American Quarter Horse Association, a Texas Cattle Feeders Association PAC Trustee, and a former member of the Texas Cattle Feeders Board of Directors. His ownership and management of farming and ranching operations across Texas, New Mexico, Oklahoma, and Mississippi further reflect his extraordinary leadership and dedication to giving back.

His commitment to higher education and the advancement of agricultural leadership is commendable. At West Texas A&M University, Johnny served as a founding member of the Buffalo Council and participated in the 125 Executive Agriculture Advisory Committee and the WT Alumni Association. He has also held positions on both the Texas A&M University VERO Advisory Council and the Chancellor's Century Council. In recognition of his significant contributions, Johnny received an honorary doctorate in Agricultural Business and Economics from West Texas A&M University. His extensive leadership journey, including a gubernatorial appointment to the Texas Animal Health Commission, has greatly enriched our Board's perspective.

His outstanding contributions to the Western, agricultural, and equine industries have been acknowledged through numerous awards, including the Chester A. Reynolds Memorial Award from the National Cowboy & Western Heritage Museum in Oklahoma. Johnny has been inducted into the Cattle Feeders Hall of Fame, the Texas Cowboy Hall of Fame, the Texas Horse Racing Hall of Fame, and the American Quarter Horse Hall of Fame.

Additionally, he received the 2023 West Texas Rehab Center Harry Holt Award and was named Citizen of the Year in Hereford/Deaf Smith County, Texas. These accolades truly reflect his lifelong commitment to excellence, service, and the preservation of Western heritage. We are profoundly grateful for the wisdom and authenticity Johnny has brought to First Financial Bankshares over the years. His service has left a meaningful imprint on our Company, our employees, and the communities we serve.

We also want to acknowledge the unwavering support of his wonderful wife, Jana, who has stood by his side throughout his extensive service. We extend our warmest wishes to both Johnny and Jana as we watch their continued success.

Join us in celebrating and expressing our heartfelt thanks to Johnny E. Trotter for his remarkable 32 years of dedicated service and a legacy that will continue to inspire.

Corporate Information

ANNUAL MEETING
Tuesday, April 28, 2026
Abilene Convention Center
1100 N. Sixth St.
Abilene, TX 79601
10:30 a.m., or via livestream at
ffin.com/live-events

TRANSFER AGENT
Continental Stock Transfer &
Trust Company
212.509.4000
www.continentalstock.com

**FOR FINANCIAL AND
INVESTOR INFORMATION:**
Michelle S. Hickox
Executive Vice President
Chief Financial Officer
325.627.7361

CORPORATE OFFICE
400 Pine St. | Suite 410
Abilene, TX 79601
325.627.7038

**SEND CERTIFICATES FOR
TRANSFER AND ADDRESS
CHANGES TO:**
Continental Stock Transfer &
Trust Company
1 State Street, 30th floor
New York, NY 10004

**CORPORATE MAILING
ADDRESS**
P.O. Box 701
Abilene, TX 79604

**ADDRESS SHAREHOLDER
INQUIRIES TO:**
Continental Stock Transfer &
Trust Company
1 State Street, 30th floor
New York, NY 10004

**INDEPENDENT
PUBLIC AUDITORS**
Ernst & Young LLP
Dallas, TX

NASDAQ: FFIN
www.ffin.com



The cover of our 2025 Annual Report features more than 200 employees who have been with us for 15 years or longer. They serve as a powerful reminder that when you invest in people, they become your greatest asset. Their dedication, commitment to excellence, and belief in our Mission continue to move us forward. We're so grateful for all they have done and excited for what lies ahead.

F**I**RST FINANCIAL BANKSHARES, INC.™

400 Pine St., Abilene, TX 79601 | 325.627.7038 | FFIN.com